UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8‑A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PACIFIC DRILLING S.A.

(Exact name of registrant as specified in its charter)

Luxembourg (State of incorporation or organization)	Not Applicable (IRS Employer Identification No.)

8‑10, Avenue de la Gare

L‑1610 Luxembourg
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  [  ]

If this form relates to the registration of a class of securities concurrently with a Regulation A Offering, check the following box.  [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Description of Registrant’s Securities to be Registered.

The class of securities to be registered hereby are the common shares, par value $0.01 per share (the “common shares”), of Pacific Drilling S.A., a public company limited by shares (societé anonyme) incorporated under the laws of the Grand Duchy of Luxembourg (the “Company” or “Registrant” or “we” or “our”).

The Registrant has received approval to relist the common shares on the New York Stock Exchange (the “NYSE”) under the trading symbol “PACD.”

Description of Securities

The following is a summary of our share capital and the rights of the holders of our common shares. The following summary may not be complete and is subject to, and qualified in its entirety by, the applicable provisions of Luxembourg law and the terms and provisions of our Articles of Association (the “Articles”). A copy of our Articles is an Exhibit to this Form 8‑A and incorporated herein by reference. The rights of the holders of our common shares may differ from those typically provided to shareholders of companies domiciled in the United States under applicable state and federal law. You should refer to, and read this summary together with, our Articles to review all provisions applicable to our common shares that may be important to you.

General

Pacific Drilling S.A. is registered with the Luxembourg Registry of Trade and Companies under the Number B159658.  Our Company is formed for an unlimited period, and is not to be dissolved by reason of the death, suspension of civil rights, incapacity, insolvency, bankruptcy or any similar event affecting one or more shareholders.

Our corporate purpose, as stated in Article 3 (Corporate object) of our Articles, is as follows:

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Our object is buying and selling, the chartering in and the chartering out, and the management of seagoing ships, as well as the financial and commercial operations that relate directly or indirectly to such activities.

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We may also charter, hold, lease, operate and provide vessels and equipment used in contract drilling services in oil and gas drilling operations; acquire, hold, manage, sell or dispose of any such related equipment, and enter into, assist or participate in financial, commercial and other transactions relating to contract drilling services.

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In addition, we may acquire participations, in Luxembourg or abroad, in any company or enterprise in any form whatsoever, and the management of those participations. We may in particular acquire, by subscription, purchase and exchange or in any other manner, any stock, shares and other participation securities, bonds, debentures, certificates of deposit and other debt instruments and, more generally, any securities and financial instruments issued by any public or private entity.  We may participate in the creation, development, management and control of any company or enterprise.  Further, we may invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin.

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We may borrow in any form. We may issue notes, bonds and any kind of debt and equity securities. We may lend funds, including, without limitation, the proceeds of any borrowings, to our subsidiaries, affiliated companies and any other companies. We may also give guarantees and pledge, transfer, encumber or otherwise create and grant security over some or all of our assets to guarantee our own obligations and those of any other company, and, generally, for our own benefit and that of any other company or person.  We may not carry out any regulated financial sector activities without having obtained the requisite authorization.

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We may use any techniques, legal means and instruments to manage our investments efficiently and protect ourselves against credit risks, currency exchange exposure, interest rate risks and other risks.

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We may carry out any commercial, financial or industrial operation and any transaction with respect to real estate or movable property, which directly or indirectly, favors or relates to our corporate object.

Share Capital

We are authorized to issue up to 82.5 million common shares (including those shares which have already been issued), par value of $0.01 per share, and our share capital is $825,000. As of December 12, 2018, an aggregate of 82.5 million common shares were issued, of which 75.0 million shares were outstanding, and 7.5 million shares are reserved for issuance under the Pacific Drilling S.A. 2018 Omnibus Stock Incentive Plan and held by one of our wholly owned subsidiaries.

Our Articles provide that we may not issue non-voting equity securities (which shall not be deemed to include any warrants or options to purchase our shares).  Our Articles also provide that no fractional shares may be issued. Holders of our common shares have no conversion or redemption rights, and there are no sinking fund provisions applicable to our common shares. We cannot subscribe for our own shares. We may redeem our own shares using a method approved by our board of directors which is in accordance with Luxembourg law and the rules of any stock exchange(s) on which our shares are listed from time to time.

All issued shares are fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his, her or its shareholder status, for additional payments to us or our creditors.

To our knowledge, as of December 12, 2018 there were no shareholders’ arrangements or agreements, the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person. For information regarding the rights of certain shareholders to nominate directors, see “Governance Agreement,” below.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

Form and Transfer of Shares

Our common shares are issued in registered form only and are freely transferable, subject to any restrictions in our Articles and pursuant to applicable securities laws. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Issuance of Shares; Capital Increase/Reduction

Our Articles provide that the share capital may be increased or reduced, subject to the approval by the shareholders at a general meeting acting in accordance with the conditions prescribed for the amendment of our Articles.

Pursuant to Luxembourg law, our shareholders may approve an authorized share capital and authorize our board of directors to issue shares up to the maximum amount of such approved share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the amendments of the Articles or the minutes of the relevant general meeting. The shareholders may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

Under Luxembourg law, existing shareholders benefit from a preferential subscription right on the issuance of common shares.  When authorizing the board of directors to issue common shares out of the authorized capital, the shareholders may also authorize the board of directors to withdraw or limit the preferential subscription right, subject to compliance with certain notice and information requirements under Luxembourg law.

Our Articles provide that the board of directors was authorized, for a period of five years from November 19, 2018, without prejudice to any renewals, to: (a) increase the  share capital once or more up to $825,000 (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue; (b) determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into common shares or any other instrument carrying an entitlement to, or the right to subscribe for, common shares; (c) limit or withdraw the shareholders’ preferential subscription rights to the new common shares, if any, and determine the persons who are authorized to subscribe to the new common shares; and (d) record each share capital increase by way of a notarial deed and amend the share register accordingly. The board of directors was expressly authorized to increase the Company’s share capital by incorporation of reserves, issue/share premiums or retained earnings and to issue the additional common shares resulting from such capital increase to a beneficiary under any stock incentive plan as agreed by the Company (such beneficiary being a shareholder of the Company or not, or, to an entity appointed by the Company as an administrator in connection with such plan) or under any equity rights offering, private placements or backstop fees. The Company reserved the right to place transfer and other restrictions on such common shares as determined by the Company pursuant to such stock incentive plan from time to time.

As of December 12, 2018, given that the available authorized capital has been completely used pursuant to Article 5.3 of our Articles, our board of directors is not authorized to increase our share capital without further authorization of our shareholders.  See “Governance Agreement” below for a discussion of certain circumstances under which our authorized share capital may be increased.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles, any regularly constituted general meeting of shareholders represents the entire body of shareholders of the Company. At a general meeting, the shareholders have full power to adopt and ratify all acts and operations that are consistent with our corporate object.

Under our Articles, the annual general meeting of our shareholders is held in Luxembourg, on the fourth Tuesday of May of each year, at 10:00 a.m. (Luxembourg time). If that day is a public holiday or the day following a public holiday in the United States, the meeting will be held on Tuesday of the following week. Other general meetings of shareholders may be convened at any time.

Each of our common shares entitles the holder of record thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our Articles. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

Luxembourg law provides that our board of directors is obligated to convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so request in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month of the request, shareholders representing in the aggregate 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing in the aggregate 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. Such a request must be made by registered mail sent to our registered office at least five days prior to the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders. Neither Luxembourg law nor our Articles contain any restrictions as to the voting of our common shares by non-Luxembourg residents.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Ordinary General Meetings of Shareholders. Ordinary general meetings of our shareholders may be convened, and a vote may be held, without a quorum requirement. Resolutions brought before such ordinary general meetings of our shareholders require the approval of a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions will not be counted as “votes” at ordinary general meetings of our shareholders.

Extraordinary General Meetings of Shareholders.  Extraordinary general meetings of our shareholders may be convened to amend our Articles and to address certain other limited matters. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a statutory merger or de-merger of the Company, (d) dissolution of the Company or (e) an amendment of our Articles, must have a quorum of at least one half of our issued share capital, and such actions require approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders. If such a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date, pursuant to appropriate notification procedures, which reconvened meeting shall not require a quorum. Abstentions will not be counted as “votes” at extraordinary general meetings of our shareholders.

Appointment and Removal of Directors; Vacancies. Members of our board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the remaining directors, acting by simple majority, may fill such vacancy on a provisional basis until a new director is elected at the next general meeting of shareholders.  See “Governance Agreement” below for a discussion of certain provisions pursuant to which our Class B directors are nominated prior to the Nomination Termination Time (as defined therein).

Minority Action Right. Luxembourg law provides that the shareholders holding in the aggregate 10% of the issued share capital who have a right to vote at the general meeting may act on our behalf to discharge the members of the board of directors for misconduct against our interests, a violation of the law, or a violation of our Articles.

Board of Directors

All powers not expressly reserved to the shareholder(s) by law or the Articles fall within the competence of the board of directors, which has full power to carry out and approve all acts and operations consistent with the Company’s corporate object.

The board of directors is authorized to delegate the day-to-day management and the power to represent the Company in this respect, to one or more directors, officers, managers or other agents, whether shareholders or not, acting either individually or jointly, provided that, prior to the Nomination Termination Time (as defined in the Governance Agreement) any appointment, delegation or power-of-attorney granted in respect of any Acquisition Proposal Matters (as defined below), or any revocation of the foregoing, shall only be effective if a Class B Majority (as defined below) votes in favor of such appointment, delegation or power-of-attorney, or revocation of the foregoing, as the case may be.

Except as otherwise provided by an amendment to our Articles, the total number of directors constituting the board of directors shall be seven directors, who need not be shareholders.

From and after November 19, 2018 (the “Plan Effective Date”) until the occurrence of the Nomination Termination Time (as defined in the Governance Agreement described below), the board of directors shall be divided into two classes, designated Class A (composed of four directors) and Class B (composed of three directors), with all Class A directors and Class B directors elected to terms of one year in length; provided, that the initial term of office of the Class A directors following the Plan Effective Date shall expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Plan Effective Date shall expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved.  All directors, whether assigned to Class A or Class B, shall be elected by the shareholders at the general meeting in accordance with law and shall have one vote each at all meetings of the board of directors.  From and after the Nomination Termination Time (as defined in the Governance Agreement), the board of directors shall cease to be classified and each director then in office previously designated as a Class A director or Class B director shall remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

The board of directors meets at the request of the chairperson or the majority of the board of directors. A director may grant another director a power of attorney in order to be represented at any meeting of the board of directors. A quorum of the board of directors is a majority of its members present or represented and resolutions are adopted by a majority of the members of the board of directors voting in their favor, except as otherwise provided in the Articles. In the event of a tie vote, the chairman has the right to cast the deciding vote. The board of directors may also act by means of resolutions in writing signed by all directors. There is no mandatory retirement age for directors under Luxembourg law.

A director who has a financial interest in a transaction carried out other than in the ordinary course of business which conflicts with the interests of the Company must advise the board of directors accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next general meeting, before any vote on the matter.

Authority of Class B Directors Regarding Acquisition Proposals Prior to Nomination Termination Time

Until the Nomination Termination Time (as defined in the Governance Agreement described below), the following provisions of our Articles apply, and after the Nomination Termination Time, these provisions shall have no further force or effect:

(1) Representative Authority of the Class B Directors Regarding Acquisition Proposals.  Any two Class B directors acting in their capacities as such (a “Class B Majority”) shall have the authority to act on the Company’s behalf (including to bind the Company with respect to clauses (e) through (g)) with respect to the following matters: (a) to review and evaluate the terms and conditions of any Acquisition Proposal, (b) to negotiate with any party the Class B Majority deems appropriate with respect to any Acquisition Proposal; (c) to solicit prospective Acquisition Proposals and/or explore the ability to obtain on behalf of the Company prospective Acquisition Proposals, (d) to determine whether any Acquisition Proposal is beneficial to the Company and its shareholders, (e) to make recommendations to the board of directors and shareholders as to what actions, if any, should be taken with respect to any Acquisition, Acquisition Contract or Acquisition Proposal, including to recommend that the board of directors or the shareholders, as applicable, approve any Acquisition, Acquisition Contract or Acquisition Proposal, (f) to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, (g) subject to paragraph (2) below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”) and (h) to take, or to cause the Company to take, any and all actions ancillary or related to any actual or prospective Acquisition Proposal or the other matters referred to in the preceding clauses (a)-(g), including without limitation to authorize and enter into contracts of any nature (other than an Acquisition Contract except in accordance with paragraph (2) below) (the foregoing clauses (a)-(h), “Acquisition Proposal Matters”).  As used in our Articles: (x) “Acquisition Proposal” means a proposal received by the Company, any of its subsidiaries, or any of its or their respective directors, officers or outside consultants, counsel or other advisors providing for an Acquisition; and (y) “Acquisition” means a transaction or series of related transactions resulting in the acquisition (whether by merger, consolidation, sale or transfer of the Company’s shares, other equity interests or assets or otherwise) by any natural or legal person or group of such persons, directly or indirectly, (i) of a majority of (A) the outstanding shares of the Company or (B) the assets of the Company and its subsidiaries determined on a consolidated basis and (ii) upon the consummation of which, the shareholders of the Company immediately prior to such acquisition collectively do not own (beneficially or of record) a majority of the voting power of such person or the ultimate parent entity of such person (or, in the case of a group of such persons, a majority of the voting power of the largest member of such group, determined by reference to the respective equity financing contributions of such members, or ultimate parent entity of such largest member).

(2) Approval of Acquisition Contracts.  No Class B director, acting singularly or with any one or more other Class B directors, shall have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition unless such Acquisition Contract (a) provides by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by law or other provision of the Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”) and (b) does not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the general meeting or extraordinary general meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (provided, that, for avoidance of doubt, this clause (b) shall not preclude the imposition of any obligation or penalty on the Company due to any cause or event other than the failure in and of itself to satisfy the Shareholder Approval Condition at such general meeting or extraordinary general meeting).  If a proposed Acquisition Contract satisfies clauses (a) and (b) of the immediately preceding sentence, then a Class B Majority shall be authorized to represent the

Company by executing and delivering, or causing any person authorized by the Class B Majority to execute and deliver, on the Company’s behalf, such Acquisition Contract, to convene a general meeting or an extraordinary general meeting, as applicable, to seek shareholder approval of the Acquisition in accordance with the Shareholder Approval Condition, and, if such shareholder approval is obtained, to carry out all other powers vested under paragraph (1) above with respect to such Acquisition Contract (including to cause the Company to consummate the Acquisition and the other transactions contemplated thereby or, subject to the terms of the Acquisition Contract, terminate such Acquisition Contract and abandon such Acquisition).

(3) Limitation on Representative Authority of the Class A Directors Regarding Acquisition Proposals.  No Class A director, acting singularly or with any one or more other directors, in his or her capacity as such, shall have any representative authority to bind the Company or otherwise act on the Company’s behalf, nor shall the board of directors take any action, in either case with respect to any Acquisition, Acquisition Contract or Acquisition Proposal Matters, except with the prior approval of a Class B Majority.  Notwithstanding the immediately prior sentence, this paragraph (3) shall not be interpreted to limit the rights of the Class A directors to attend meetings of the Class B directors, receive information received by the Class B directors or to provide ongoing input to the Class B directors, in each case, regarding Acquisitions, Acquisition Contracts, Acquisition Proposals or other Acquisition Proposal Matters, and the Class B directors shall so extend such rights to the Class A directors.

(4) Amendments. The board of directors shall not propose to the shareholders or recommend that the shareholders approve any amendment to provisions to the Articles described in this section “Authority of Class B Directors Regarding Acquisition Proposals Prior to Nomination Termination Time” and/or any other provisions of the Articles directly or indirectly amending or limiting the application of the provisions described in this section, without the favorable vote of a Class B Majority.

Committees of the Board of Directors

Under our Articles, our board of directors may establish committees for certain specific purposes, which may include, but are not limited to, an audit committee and a compensation committee. As of the date of this Form 8‑A, our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

Amendments to Our Articles

Under Luxembourg law, we are required to convene an extraordinary general meeting of shareholders to amend our Articles. The proposed amendments to our Articles must be included in the agenda of the extraordinary general meeting of shareholders. Any resolutions to amend our Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

Our shareholders must approve any merger by absorption involving the Company at an extraordinary general meeting of shareholders, which must be held before a notary. Similarly, the de-merger of the Company is generally subject to the approval of our shareholders at an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires the approval of our shareholders at an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if, and when, declared by shareholders out of funds legally available for such purposes. Pursuant to our Articles, at a general meeting, our shareholders may approve distributions, and our board of directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders will not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution is declared.

Limitation of Liability; Indemnification

Pursuant to our Articles, the members of our board of directors cannot be held personally liable by reason of their mandate for any commitment validly made in the Company’s name, provided such commitments comply with the Articles and Luxembourg law.

Pursuant to our Articles, we must, to the fullest extent permitted by Luxembourg law, indemnify any director or officer, as well as any former director or officer, against any damages and/or compensation to be paid and any costs, charges and expenses, reasonably incurred by him in connection with the defense or settlement of any civil, criminal or administrative action, suit or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company, if (a) he acted honestly and in good faith, and (b) in the case of criminal or administrative proceedings, he had reasonable grounds for believing that conduct was lawful.  Notwithstanding the foregoing, the current or former director or officer will not be entitled to indemnification in case of an action, suit or proceeding brought against him by the Company or in case he shall be finally adjudged in an action, suit or proceeding to be liable for gross negligence, willful misconduct, fraud, dishonesty or any other criminal offense.

Furthermore, in case of settlement, the current or former director or officer will only be entitled to indemnification under our Articles, provided that (a) the board of directors shall have determined in good faith that the defendant’s actions did not constitute willful and deliberate violations of the law and shall have obtained the relevant legal advice to that effect; and (b) notice of the intention of settlement of such action, suit or proceeding is given to us at least 10 business days prior to such settlement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Annual Accounts; Auditors

Our Articles provide that our financial year begins on January 1 and ends on December 31 each year. Each year our board of directors must prepare annual accounts of the Company, including an inventory of our assets and liabilities, and a balance sheet and a profit and loss account. Our board of directors must also prepare a consolidated management report each year on the consolidated financial statements of the Company. The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

Luxembourg law requires that the operation of the Company be supervised by one or more statutory auditors.  The general meeting of shareholders must appoint the statutory auditor(s) and determine the term of their office, which may not exceed six years, without prejudice to any renewals.  However, because the Company has exceeded certain thresholds, it is required to have its accounts audited by an independent auditor, which is responsible for advising whether the management report is in line with the financial statements for the year and has been prepared in accordance with legal requirements.  The appointment of the independent auditor follows the same rules as the appointment of the statutory auditor, and a statutory auditor is no longer required if an independent auditor has been appointed.  KPMG LLP is the independent auditor duly appointed by the annual general meeting of shareholders as of May 22, 2018 for a one year mandate.

After approval by the shareholders at an annual general meeting, the annual accounts must be filed within one month after their approval or seven months of the close of the financial year with the Luxembourg Registry of Trade and Companies.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts, the consolidated financial statements of the Company, a list of directors and independent auditors, a list of shareholders whose shares are not fully paid-up, the management consolidated report and the auditor’s reports.

The annual accounts, the consolidated financial statements of the Company, the consolidated management report and the auditor’s reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge eight calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC.

Material Luxembourg Tax Considerations for U.S. Holders of Common Shares

The following is a summary discussion of certain Luxembourg tax considerations that may be applicable to U.S. Holders (defined below) as a result of owning or disposing of our common shares.  This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of our common shares, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to U.S. Holders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their common shares in the capital of our common shares by virtue of an office or employment.

This discussion is based on the laws of the Grand-Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended, and the Net Wealth Tax Act of October 16, 1934, as amended (Vermögenssteuergesetz), and the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz) (the “Valuation Law”), to which we jointly refer to as the laws of the Grand-Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this report or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect).  However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

For purposes of this summary, a “U.S. Holder” means any investor in our common shares who is a United States (“U.S.”) resident within the meaning of Article 4 of the double tax treaty of 3 April 1996 concluded between Luxembourg and the United States (the “Treaty”) and the Company is a Luxembourg resident within the meaning of Article 4 of the Treaty and entitled to all the benefits of the Treaty pursuant to Article 24 of the Treaty.

Tax Regime Applicable to Realized Capital Gains

U.S. Holders will be subject to the following Luxembourg tax treatment in relation to capital gains in the cases described below (among others):

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An individual who is a U.S. Holder of common shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares are attributable) will not be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares pursuant to Article 14(5) of the Treaty.

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A corporate U.S. Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to Luxembourg corporate income tax and municipal business tax.  However, gains realized on the sale of the common shares may benefit under certain conditions from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares, among other things, (a) the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) of common shares holds a stake representing at least 10% of our total share capital or a cost price of at least 6.0 million Euros (“€”) and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) undertakes to continue to own such qualifying shareholding until such time as the corporate U.S. Holder (acting through its permanent representative or fixed place of business in Luxembourg) has held at least 10% our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the exemption may not apply in part or in full; for example, the capital gains exemption (for gains arising on an alienation of the common shares) does not apply up to the aggregate amount of previously tax deducted expenses and write-offs related to these common shares.

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A corporate U.S. Holder, which has no permanent establishment or a permanent representation in Luxembourg to which the common shares are attributable, will not be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares pursuant to Article 14 (5) of the Treaty.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax.  A Luxembourg withholding tax of 15% (17.65% if the dividend tax is not withheld from the shareholder) is due on dividends and similar distributions to U.S. Holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” and “—Reduction of Luxembourg Withholding Tax” below).  Absent an exception, we will be required to withhold at such rate from distributions to U.S. Holders and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax.  Dividends and similar distributions paid to U.S. Holders may under certain conditions be exempt from Luxembourg dividend withholding tax including, among other things, if: (a) the U.S. Holder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or which acquired the common shares for at least €1.2 million (or its equivalent amount in a foreign currency); and (b) the U.S. Holder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Based on the above, the U.S. Holder will be a qualifying corporate entity for the exemption if it is a collective entity fully subject to a tax in the U.S. that corresponds to Luxembourg corporate income tax.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. If we have, at the time of the payment to U.S. Holders with respect to their common shares, distributable reserves or profits, a distribution of share capital or share premium will be recharacterized for Luxembourg tax purposes as a distribution of such reserves or earnings subject to withholding tax. Based on this treatment under Luxembourg law, if certain conditions are met, it can be expected that a substantial amount of potential future payments to be made by us to U.S. Holders may not be subject to Luxembourg withholding tax.

Reduction of Luxembourg Withholding Tax.  Corporate U.S. Holders may claim application of a reduced Luxembourg dividend withholding tax at a rate of 5% under Article 10(2)(a)(i) of the Treaty, if such U.S. Holders beneficially own at least 10% of our voting stock without any minimum holding period.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a U.S. Holder with respect to the common shares unless the common shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg, in which case an exemption may apply based on Paragraph 60 of the Valuation Law.

Registration Tax/Stamp Duty

No registration tax or stamp duty will be payable by a U.S. Holder of common shares in Luxembourg solely upon the disposal of common shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of common shares upon the death of a U.S. Holder of common shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of common shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg.

The Luxembourg tax considerations summarized above are for general information only.  Each Pacific Drilling S.A. shareholder is encouraged to consult his, her or its tax advisor as to the particular consequences that may apply to such shareholder.

Material U.S. Federal Income Tax Considerations for Holders of Common Shares

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares.  This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations thereunder, judicial authority and administrative interpretations, as of the date of this Form 8‑A, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.  There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view of such consequences, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares.  This discussion is limited to beneficial owners that hold our common shares as “capital assets” (generally, property held for investment).

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are encouraged to consult your own independent tax advisor regarding your specific tax situation.  For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders (defined below) in special tax situations, such as:

•	dealers in securities or currencies;
•	insurance companies;
•	regulated investment companies and real estate investment trusts;
•	tax-exempt organizations;
•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;
•	certain financial institutions;

•	partnerships or other pass-through entities and holders of interests therein;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	U.S. expatriates;
•	individual retirement accounts and other tax deferred accounts;
•	holders that acquired our common shares in compensatory transactions;
•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or
•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the Company.

This discussion does not address the alternative minimum tax consequences of holding common shares.  Moreover, this discussion does not address the state, local or non-U.S. tax consequences of holding our common shares, or any aspect of U.S. federal tax law other than U.S. federal income taxation.

You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any State thereof, including the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust (a) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

You are a “Non-U.S. Holder” for purposes of this discussion if you are a beneficial owner of our common shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A partner of a partnership considering the purchase of our common shares is encouraged to consult its own independent tax advisor.

You are encouraged to consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our common shares in your particular circumstances.

U.S. Holders

Passive Foreign Investment Company Rules; Generally.  A U.S. Holder generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, at any time during the U.S. Holder’s holding period with respect to our common shares, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.  A U.S. Holder of a PFIC is also subject to special reporting requirements.

In general, we will be a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is “passive income” or (ii) at least 50% of the average value of all our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.  For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, annuities and gains from assets that produce passive income.  If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Based on our operations as of the date of this Form 8‑A, we believe that we will not be a PFIC in the current taxable year and that we will not become a PFIC in any future taxable year. However, this involves a facts and circumstances analysis and it is possible that the IRS would not agree with this conclusion. Further, the determination of whether a corporation is a PFIC is made annually and thus may be subject to change.  Therefore, we can give investors no assurance as to our PFIC status.  U.S. Holders are encouraged to consult their own independent tax advisors about the PFIC rules, including the availability of certain elections and reporting requirements.

Our position that we will not be treated as a PFIC is premised on the conclusion that income from our drilling contracts should not constitute passive income for purposes of the relevant PFIC rules. However, this conclusion is not free from doubt. While there is legal authority supporting this conclusion, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), that income derived from certain timechartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from our drilling contracts would be classified under such rules. If the reasoning of this case were extended to our drilling contracts in a PFIC context, the gross income we derive or are deemed to derive from such drilling contracts may be treated as rental income, and we could potentially be treated as a PFIC. In published (but non-precedential) guidance, the IRS has stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in the case should be treated as service contracts.

There is no legal authority under the PFIC rules addressing our specific method of operation, and any determination as to whether our method of operation and the composition of our assets generates nonpassive services income must be based on all applicable facts and circumstances. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our drilling operations. Thus, it is possible that the IRS or a court could disagree with this position.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder may be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder’s common shares.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Making and Maintaining a Timely QEF Election.  If a U.S. Holder makes and maintains a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that have been previously taxed can result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale or other taxable disposition of our common shares, computed as discussed above using such Electing Holder’s tax basis in our shares, as adjusted. A U.S. Holder can make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations with such U.S. Holder’s U.S. federal income tax return for the taxable year, which requires access to certain information from us. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we may or may not provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Making a “Mark-to-Market” Election.  Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as “marketable stock” for purposes of these rules (i.e., because our common shares may be considered regularly traded on a national securities exchange registered with the SEC (including the NYSE) or other qualifying exchange or market in accordance with applicable U.S. Treasury Regulations), a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files a valid IRS

Form 8621 in accordance with the relevant instructions and related U.S. Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale or other taxable disposition of our common shares would be treated as ordinary income, and any loss realized on the sale or other taxable disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder.

Passive Foreign Investment Company Rules; Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.  Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale or other taxable disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
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the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the common shares. The remainder of this discussion assumes that we will not be a PFIC for the current taxable year or for any future taxable year.

Taxation of Dividends.  Any distributions made with respect to our common shares (including amounts withheld on account of foreign taxes) will, to the extent made from current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.  To the extent that any distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares, and thereafter as capital gain.  Such dividends generally would be treated as foreign-source income for U.S. foreign tax credit purposes.

Dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder.  A non-corporate U.S. Holder would be entitled to a preferential rate of U.S. federal income taxation (with the applicable rate based on the income and filing status of the U.S. Holder) with respect to any dividends paid on our common shares only if we are a “qualified foreign corporation.” We will be treated as a qualified foreign corporation if the common shares are readily tradable on an established securities market or if we are eligible for the benefits of a comprehensive income tax treaty with the U.S.  If our common shares are traded on an established securities market (such as the NYSE) or Pacific Drilling S.A. is eligible for the benefits of a comprehensive income tax treaty with the U.S., we will be a qualified foreign corporation and therefore non-corporate U.S. Holders will be eligible for a preferential tax rate if the holders meet certain holding period and other requirements. The determination of whether we are a qualified foreign corporation will be made at the time of the dividend payment, and will be made based on the facts and circumstances at that time. There is no guarantee that we will be treated as a qualified foreign corporation at the time of paying dividends and that dividends will be subject to preferential tax rates for non-corporate U.S. Holders. A preferential tax rate will not apply to amounts that the U.S. Holder takes into account as “investment income,” which may be offset by investment expense.  Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  You are encouraged to consult your independent tax advisor regarding qualification for a preferential rate on dividend income and the rules related to investment income.

Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for U.S. Holders of Common Shares—Tax Regime Applicable to Distributions—Luxembourg Withholding Tax” generally would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year).  The rules with respect to foreign tax credits are complex and U.S. Holders are encouraged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains.  Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the common shares.  The capital gains of a

U.S. Holder that is an individual, estate or trust currently will be subject to a reduced rate of U.S. federal income tax (with the applicable rate based on the income and filing status of the U.S. Holder) if the holder’s holding period for the common shares exceeded one year as of the time of the disposition.  The deductibility of capital losses is subject to certain limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of shares that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because gain on the disposition would be U.S. source).  Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

Reporting Requirements Regarding Foreign Financial Accounts.  Certain U.S. Holders who are individuals and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) with values in excess of certain dollar thresholds, as prescribed by applicable U.S. Treasury Regulations, are required to report such assets on IRS Form 8938 with their U.S. federal income tax returns.  Specified foreign financial assets include stock of a non-U.S. corporation (such as our common shares) that is not held in an account maintained by a “financial institution” (as defined in section 1471(d)(5) of the Code).  An individual who fails to timely furnish the required information may be subject to a penalty.  Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close until three years after such information is filed.  Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.  Investors are urged to consult their tax advisor regarding these reporting requirements and any other reporting requirements that may be applicable to their particular circumstances.

Additional Medicare Tax on Net Investment Income.  An additional 3.8% Medicare tax is imposed on the “net investment income” of certain U.S. citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts.  Among other items, “net investment income” generally includes dividends and certain net gain from the disposition of property, less certain deductions.  Investors are encouraged to consult their independent tax advisors with respect to this additional tax.

Foreign Account Tax Compliance Act.  Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax will be imposed on certain payments to U.S. Holders (or to certain foreign financial institutions, investment funds, and other non-U.S. persons receiving such payments on a U.S. Holder’s behalf) and certain non-U.S. financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. Amounts that a U.S. Holder receives could be subject to withholding under FATCA if such U.S. Holder holds the common shares through another person (e.g., a foreign bank or broker) that is subject to withholding under FATCA because it fails to comply with these requirements (even if such U.S. Holder would not otherwise have been subject to withholding).

To avoid becoming subject to FATCA withholding, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under the common shares to certain holders that fail to comply with the relevant information reporting requirements (or the holders of the common shares directly or indirectly through certain non-compliant intermediaries).

Withholding under FATCA would not apply to payments made with respect to our common shares before January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg Intergovernmental Agreement and any non-U.S. legislation implementing FATCA on the investment in our common shares.

Non-U.S. Holders

Dividends.  A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends received on our common shares, unless the dividends are effectively connected with the holder’s conduct of a trade or business in the U.S. and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment maintained by the holder in the U.S. or unless the holder is subject to backup withholding, as discussed below.  Except to the extent otherwise provided under an applicable income tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Holder’s conduct of a trade or business in the U.S.  Effectively connected dividends received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Taxation of Capital Gains.  In general, a Non-U.S. Holder of common shares will not be subject to U.S. federal income or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of such common shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and if required by an applicable income tax treaty, is also attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), in which case, the Non-U.S. Holder will generally be subject to regular graduated rates in the same manner as a U.S. Holder, and if the Non-U.S. Holder is a corporation, may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments;

•

the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and meets certain other requirements, in which case the gain generally will be subject to a flat 30% tax that may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.); or

•	the Non-U.S. Holder is subject to backup withholding, as discussed below.

Backup Withholding and Information Reporting.  In general, dividends on common shares, and the proceeds of a sale, exchange or other disposition of common shares for cash, paid within the U.S. or through certain U.S. related financial intermediaries to a U.S. Holder or a Non-U.S. Holder are subject to information reporting to the IRS and may be subject to backup withholding unless the holder is an exempt recipient, is an exempt foreign person or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a U.S. person and is not subject to backup withholding.

Backup withholding is not an additional tax.  Generally, a holder may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by timely filing a refund claim with the IRS.  The amount of any backup withholding withheld from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  Holders are encouraged to consult their independent tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining exemptions.

You are encouraged to consult with your own independent tax advisor regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from an investment in our common shares, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, including estate, gift and inheritance tax laws.

Governance Agreement

The Company has entered into a Governance Agreement dated as of November 19, 2018 with certain holders of its shares, defined therein as the Avenue Parties, the SVP Parties, and the Other Lenders (which consists of the Abrams Parties, the Fidelity Parties, the Highbridge Parties and the Whitebox Parties, each as defined in the Governance Agreement).

Nomination Provisions. Pursuant to the Governance Agreement, until the Nomination Termination Time, defined below, the Avenue Parties have the right to nominate one Class B Director, the SVP Parties have the right to nominate one Class B Director and the Other Lenders have the right to nominate one Class B Director.  Each of such parties also has the right to fill a vacancy with respect to its Class B Director nominee.

The “Nomination Termination Time” means the first such time that it becomes known to the Company that any of (i) the Avenue Parties (collectively and in the aggregate with each other), (ii) the SVP Parties (collectively and in the aggregate with each other) or (iii) the Other Lenders (collectively and in the aggregate with each other), hold, beneficially or of record, and have the power to vote or direct the voting of, 10% or less (the “Ownership Threshold”) of the then issued and outstanding shares of the Company. Whichever of the Avenue Parties, SVP Parties or Other Lenders, as applicable, whose holdings of shares of the Company first becomes known to the Company to cease to exceed the Ownership Threshold is referred to as the “Triggering Party.”

During the period beginning at the Nomination Termination Time and ending at the convening of the first general meeting after the Nomination Termination Time, if the board of directors requests in writing the resignation of the former Class B Director who was nominated by the Triggering Party, then each of the Avenue Parties, SVP Parties and Other Lenders has agreed to take all necessary actions to cause such director to resign or otherwise be removed from office as a director.

Board Observer Rights.  The following parties (each, an “Observer Shareholder”) each have the right to designate a board of directors observer until the first such time that it becomes known to the Company that an Observer Shareholder (together with its Permitted Transferees as defined in the agreement) ceases to hold beneficially or of record, and have the power to vote or direct the voting of, at least such Observer Shareholder’s Original Percentage Threshold:  the Abrams Parties, the Avenue Parties, the Fidelity Parties, the Highbridge Parties, the SVP Parties and the Whitebox Parties (each as defined in the Governance Agreement).  “Original Percentage Threshold” means, with respect to any Observer Shareholder, the lesser of (a) five percent (5%) of the issued and outstanding shares of the Company or (b) fifty percent (50%) of the shares of the Company such Observer Shareholder together with its Permitted Transferees collectively held, beneficially or of record, and had the power to vote or direct the voting of, at the close of business on the date of the Governance Agreement.

Additional Share Capital Authorization. Each of the Company, the Avenue Parties and the SVP Parties has agreed with one another that it will take all necessary actions to cause the Articles to be amended as promptly as practicable, following a request therefor by any of the Company, the Avenue Parties or the SVP Parties, to provide for the authority of the board of directors to increase the Company’s then current share capital once or more up to $1.0 million (represented by up to an aggregate of 100.0 million authorized shares) (such amount including the current share capital of the Company of $825,000) by the issue of new shares having the same rights as the existing shares, or without any such issue.

Waiver of Corporate Opportunity. The agreement contains a broad corporate opportunity waiver by the Company in favor of the shareholders party to the agreement and certain related persons as described in the agreement.

Confidential Information. The Class B Directors and Observers may, upon request of the party that designated them, share Company confidential information with the designating party, subject to the designating party entering into a confidentiality agreement with the Company.

The foregoing description of the Governance Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Governance Agreement, which is an Exhibit to this Form 8‑A and incorporated herein by reference.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement, dated as of November 19, 2018 with Quantum Pacific (Gibraltar) Limited and the shareholders party to the Governance Agreement, with respect to the Registrable Securities (as defined in the Registration Rights Agreement).  Pursuant to the agreement, the Company will prepare a shelf registration statement, and include in it the Registrable Securities of each holder who requests inclusion therein of some or all of such holder’s

Registrable Securities no later than five business days after the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2018. The Company agreed to file the shelf registration statement with the SEC on or prior to the tenth business day following the date that the Company furnishes or files with the SEC interim financial statements for the third quarter of fiscal 2018. The shelf registration statement may be amended, among other things, under the circumstances specified in the agreement, to register Registrable Securities that were not previously included in the shelf registration statement, and must be amended or replaced by an automatic shelf registration statement if and after the Company becomes eligible to use one. The Company will use its reasonable best efforts to cause the shelf registration statement to be declared effective as promptly as practicable and to keep it continuously effective. The agreement also contains provisions permitting underwritten shelf resale transactions with an anticipated aggregate offering price to the public of at least $150.0 million.

In addition, the agreement grants certain demand registration rights to parties beneficially owning at least 10% of the Company’s shares, provided that the anticipated aggregate offering price to the public is at least $150.0 million or at least 20% of the then-outstanding Registrable Securities (for the party exercising the demand registration right along with other holders entitled to have their shares registered along with the initiating holder).  The agreement also contains customary “piggyback” registration rights if the Company proposes to file a registration statement with respect to an offering of its shares.

The agreement contains customary conditions, restrictions, suspension periods, blackout periods and ancillary requirements and customary indemnification and contribution provisions.  The Company will generally pay all registration expenses other than underwriting fees, discounts, commissions, transfer taxes or similar taxes or charges. Upon the Company becoming aware that it fails to qualify as a foreign private issuer on the last business day of a second fiscal quarter, the Company must so notify the holders no later than 10 business days thereafter. The agreement terminates with respect to any holder when the holder ceases to hold Registrable Securities (except with respect to certain indemnification and information rights).

The foregoing description of the Registration Rights Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, which is an Exhibit to this Form 8‑A and incorporated herein by reference.

Item 2.    Exhibits.

1.1Coordinated Articles of Association of Pacific Drilling S.A., dated November 19, 2018 (incorporated by reference to Exhibit 1.1 of the Company’s Report on Form 6‑K filed on November 20, 2018, File No. 001‑35345).

2.1Governance Agreement by and among Pacific Drilling S.A. and certain shareholders party thereto dated as of November 19, 2018 (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6‑K filed November 20, 2018, File No. 001‑35345).

2.2Registration Rights Agreement dated as of November 19, 2018 by and among the Company and the shareholders party thereto (incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 6‑K filed November 20, 2018, File No. 001‑35345).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PACIFIC DRILLING S.A.

By:	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

Dated: December 17, 2018